Exhibit 99.5

NICE Acknowledged as WFO Market Leader in DMG Consulting Report
with Over 40% Market Share in First Half 2018

NICE market share front-runner in contact center voice recording with 26 percentage points over nearest competitor

Hoboken, N.J., November 19, 2018 – NICE (Nasdaq: NICE) today announced that it has been recognized by DMG Consulting LLC, a leading independent research and consulting firm, as the market share leader for the first half of 2018 in the Workforce Optimization (WFO) market, based on total company GAAP revenue. In the new report, it was revealed that NICE holds a 40.2% share of the market, 4.9 percentage points higher than the nearest competitor. NICE also retained its solid leadership position for contact center voice recording at 45.8% market share, 26 percentage points higher than its closest competitor.

NICE WFO is comprised of tightly integrated solutions, enabling organizations of a variety of sizes to improve their effectiveness and productivity, by identifying performance gaps, delivering targeted coaching, predicting workloads and scheduling staff. NICE’s unique Adaptive WFO approach uses analytics-based modeling to dynamically personalize contact center processes, such as scheduling, coaching, training, assessments and motivational incentives, based on the individual agents unique identity. NICE WFO can be deployed in a cloud environment or on-premise based on the needs of the customer.

Donna Fluss, President, DMG Consulting said, “Enterprises need WFO solutions today more than ever, and the rate of growth is expected to increase as this market transforms. The pace of change in business worldwide has never been faster, and customer expectations have never been higher.”

Miki Migdal, President, NICE Enterprise Group said, “This acknowledgement as a market leader in WFO by DMG Consulting is another affirmation of NICE's undivided focus on innovation and translating it into solutions that empower our customers to deliver unparalleled experiences to their end users. It's no secret that experiences are largely the deciding factor amongst customers. Companies must make sure to have accurate planning and predictability so the right staff is always available, customized processes are aligned with their company goals and employees are engaged, to ensure it.  We're proud to continue to be the market share leader in WFO and deliver solutions that enable this and more.”

The 2018 Workforce Optimization Mid-Year Market Share Report is DMG Consulting's fourteenth report on the sector, which focuses primarily on revenue, market share, and performance of the approximately 39 worldwide contact center WFO suite vendors. The report's in-depth analysis provides a total company revenue performance, analyzes the total contact center WFO revenue, and gives an analysis of the two core WFO market sectors, recording and QM/QA.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.